UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 15, 2018

EDGEWATER TECHNOLOGY, INC.

(Exact name of registrant as specified in its charter)

Delaware	000-20971	71-0788538
(State or other jurisdiction of incorporation)	(Commission File No.)	(IRS Employer Identification No.)

200 Harvard Mill Square, Suite 210

Wakefield, Massachusetts 01880

(Address of Principal Executive Offices)(Zip Code)

Registrant’s telephone number, including area code: (781) 246-3343

(Former name or former address, if changed since last report) N/A

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2-(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry Into Material Definitive Agreement

Arrangement Agreement

On March 15, 2018, Edgewater Technology, Inc. (the “Company”) entered into an Arrangement Agreement (the “Arrangement Agreement”) with 9374-8572 Québec Inc., a newly-formed Québec corporation (“CanCo Parent”), Alithya Group Inc., a Québec private corporation (“Alithya”), which now conducts a digital technology and consulting business, and 9374-8572 Delaware Inc., a newly-formed wholly-owned Delaware subsidiary of CanCo Parent (“U.S. Merger Sub”). Under the terms of the Arrangement Agreement, (a) CanCo Parent will acquire Alithya pursuant to a plan of arrangement under the laws of Québec, Canada, and (b) U.S. Merger Sub will merge with and into the Company (the “Merger”), with the Company as the surviving corporation (together, the “Arrangement”). As a result of the Arrangement, both the Company and Alithya will become wholly-owned subsidiaries of CanCo Parent.

The Arrangement Agreement is subject to approval by the respective shareholders of the Company and Alithya. In order to solicit such approval, the Company and Alithya will jointly prepare a management proxy circular and other documents required by applicable laws for the Alithya shareholders and a prospectus/proxy statement for the Company shareholders. That prospectus/proxy statement will be included in a registration statement on Form F-4 (the “CanCo Parent Registration Statement”) to be filed by CanCo Parent with the Securities and Exchange Commission (the “SEC”) under which, as described below, CanCo Parent will offer to the shareholders of the Company and Alithya, in exchange for all of their common shares in the Company and Alithya, common shares of CanCo Parent (“CanCo Parent Shares”) and, to those Alithya shareholders which now hold Alithya multiple voting shares, multiple voting shares of CanCo Parent (“CanCo Parent Multiple Voting Shares”). CanCo Parent will also apply to have the CanCo Parent Shares listed, subject to official notice of issuance, for trading on NASDAQ and the Toronto Stock Exchange.

The closing of the Arrangement (the “Closing”) is now expected to occur in the third quarter of 2018. However, the Company cannot predict with certainty when, or if, the Arrangement will close because such closing is subject to conditions beyond the Company’s control.

The Arrangement Agreement provides that, upon the terms and subject to the conditions set forth therein, the following will occur on or prior to the effective time of the Arrangement (the “Effective Time”):

(i)	in connection with the Merger, CanCo Parent will issue CanCo Parent Shares to the Company’s shareholders based upon an exchange ratio of 1.3118 CanCo Parent Share for each Company common share, but subject to potential adjustment if the volume weighted average trading price of the Company’s common shares on NASDAQ during the 10 consecutive trading days preceding the Closing (the “VWAP”) shall be less than U.S.$5.25;

(ii)	in connection with the acquisition of Alithya, CanCo Parent will issue CanCo Parent Shares to those shareholders of Alithya which now hold Alithya common shares and, to those Alithya shareholders which now hold Alithya multiple voting shares, equivalent CanCo Parent Multiple Voting Shares, based upon an exchange ratio of one CanCo Parent Share or one CanCo Parent Multiple Voting Share for each Alithya common share or Alithya multiple voting share, respectively;

(iii)	CanCo Parent will change its name to Alithya Group, Inc. and its headquarters to the current headquarters of Alithya in Montreal, Québec;

(iv)	CanCo Parent’s board of directors will consist of nine directors, of whom six will be nominated by Alithya’s current board and three by the Company’s current board, and Paul Raymond (Alithya’s current chief executive officer), Claude Rousseau (Alithya’s current chief operating officer), and Mathieu Lupien (Alithya’s current chief financial officer) will become, respectively, CanCo Parent’s chief executive officer, chief operating officer and chief financial officer; and

(v)

in addition to the right of the Company shareholders to receive CanCo Parent Shares, the Company will pay, immediately prior to the Closing, to the Company’s shareholders and option holders a special dividend equal to U.S.$20.5 million (approximately U.S.$1.54 per currently outstanding Company share), provided that (i) the total amount of such dividend shall proportionately increase or decrease to the extent, if any, the Company’s “Net Cash” (as defined in the Arrangement Agreement) shall then be greater or less than U.S.$8.5 million, as the case may be, and (ii) such dividend shall be payable either in cash (for the Company’s shareholders) or reflected through adjustment (for holders of the Company’s equity awards) to the exercise price of such, as the case may be.

Based on the exchange ratios described above (assuming the VWAP of the Company’s common shares on NASDAQ immediately prior to the Closing is not less than U.S. $5.25), the Company now anticipates that, upon the Effective Time, the Company’s former shareholders will hold approximately 42% of the total number of outstanding CanCo Parent Shares and CanCo Parent Multiple Voting Shares and the former Alithya shareholders will hold the remaining approximately 58%. However, because CanCo Parent Multiple Voting Shares will be issued only to those Alithya shareholders which now hold Alithya multiple voting shares, the Company anticipates that, based on the exchange ratios described above, the Company’s former shareholders will hold approximately 17.3%, and Alithya’s former shareholders will hold approximately 82.7%, of the total voting power of all the CanCo Parent Shares and CanCo Parent Multiple Voting Shares outstanding at the Effective Time.

The CanCo Parent Multiple Voting Shares will be convertible at any time into CanCo Parent Shares on a share for share basis and are equivalent in all respects to CanCo Parent Common Shares except that each CanCo Parent Multi Voting Share will have ten times the voting rights of each CanCo Parent Share. The holders of CanCo Parent Multiple Voting Shares will not be permitted to transfer such shares except to their respective affiliates, and any holder of CanCo Parent Multiple Voting Shares which wishes to reduce its investment in CanCo Parent must convert into CanCo Parent Shares in connection with such sale.

As of the Effective Time, CanCo Parent will adopt the equity incentive plans of Alithya. All then outstanding share options, restricted shares and share-based awards of the Company and Alithya will be converted into stock options, restricted shares and share-based awards of CanCo Parent, respectively, having the same terms and conditions as to exercise and vesting as under those existing share options, restricted shares and share-based awards subject, however, to potential adjustment of the exercise prices of options to reflect the respective exchange ratios of Company common shares for CanCo Parent Shares described above.

The Arrangement Agreement contains representations and warranties by each of the Company and Alithya, and covenants by each relating, among other matters, to (i) conduct of its business during the period between the execution of the Arrangement Agreement and the Effective Time, (ii) use of commercially reasonable efforts to cause the Arrangement to be consummated, and (iii) call of a special meeting of its shareholders to approve the Arrangement Agreement and solicitation of proxies in connection with such meeting.

In addition to requiring that the Arrangement Agreement be approved by the respective shareholders of each of the Company and Alithya, the Arrangement Agreement provides for certain other closing conditions. These include, among others, (i) receipt of required regulatory and court approvals, (ii) continued accuracy of the respective representations and warranties of the Company and Alithya, (iii) receipt by CanCo Parent of agreements not to sell, during the 12 months following the Effective Time, their respective CanCo Parent Shares and CanCo Parent Multiple Voting Shares signed by, among others, the major current shareholders of the Company and Alithya which have signed Support Agreements as described below and by the directors and officers of each of Alithya and the Company who will remain involved with the post-closing operations of CanCo Parent, (iv) continued effectiveness of the CanCo Parent Registration Statement, (v) listing of CanCo Parent Shares for trading, subject to official notice of issuance, on NASDAQ and the Toronto Stock Exchange, and (vi) receipt by each of the Company and Alithya of an opinion of a nationally recognized tax advisor to the effect that CanCo Parent is not treated as a domestic corporation under Section 7874(b) of the U.S. Internal Revenue Code as a result of the Arrangement. The Arrangement Agreement does not contain a financing condition.

The Company and Alithya have also agreed in the Arrangement Agreement, subject to certain exceptions, not to directly or indirectly solicit, initiate, facilitate, knowingly encourage or induce or take any other action that could be reasonably expected to lead to the making, submission, or announcement of competing acquisition proposals. Subject to certain exceptions, both the Company and Alithya are also prohibited from furnishing any nonpublic information, engaging in discussions or negotiations, entering into a letter of intent or similar document, or otherwise approving, endorsing or recommending a competing proposal. The Company and Alithya have also agreed to cease any existing discussions with third parties regarding any competing acquisition proposals.

Notwithstanding the prior paragraph, either the Company or Alithya may, subject to the terms and conditions set forth in the Arrangement Agreement, furnish information to, and engage in discussions and negotiations with, a third party that makes an unsolicited competing acquisition proposal if the board of directors of the Company or Alithya, as applicable, determines in good faith, after consultation with its outside legal counsel and financial advisors, that such competing acquisition proposal is or is reasonably likely to result in a superior proposal, and that the failure to take such action would be inconsistent with the board’s fiduciary duties under applicable law. Prior to the time that the relevant shareholders approve the Arrangement Agreement, the board of directors of each of the Company and Alithya may change its recommendation with respect to approval of the Arrangement Agreement in response to a superior proposal or an intervening event if the board of directors determines in good faith, after consultation with its outside legal counsel and financial advisors, that, among other things, the failure to do so would be inconsistent with the board’s fiduciary duties under applicable law and complies with certain other specified conditions. In the event, however, that the board of directors of the Company or Alithya decides to terminate under such circumstances, the terminating party may become subject to payment to the other party of a termination fee as described below.

If the shareholders of either the Company or Alithya do not approve the Arrangement Agreement or if the Arrangement Agreement is terminated under certain other circumstances, such party must pay to the other party an expense fee equal to U.S.$2.0 million to reimburse some or all of the expenses of the other party. In certain other circumstances, including if the board of directors of either the Company or Alithya changes its recommendation or if the Arrangement Agreement is terminated in certain circumstances and either the Company or Alithya enters into an alternative acquisition transaction within nine months of termination, the terminating party may be required to pay to the other such party a termination fee of U.S.$4.0 million.

The foregoing description of the Arrangement Agreement is only a summary, does not purport to be complete, and is subject to, and qualified in its entirety by reference to, the Arrangement Agreement, a copy of which is filed as Exhibit 2.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Support Agreements

On March 15, 2018, concurrently with the execution of the Arrangement Agreement, the directors and senior officers of the Company and Alithya and certain of their respective major shareholders (each, a “Specified Shareholder”), which together hold approximately 13.6% of the voting power of all of the outstanding common shares of the Company and approximately 75% of the voting power of all of the outstanding common and multiple voting shares of Alithya, entered into Support Agreements (collectively, the “Support Agreements”) with the Company and Alithya in connection with the Arrangement Agreement.

Among other things, each Support Agreement requires that the Specified Shareholder party thereto vote or cause to be voted all of the shares in the Company or Alithya beneficially owned by such Shareholder in favor of the Arrangement Agreement and against alternative transactions. Subject to certain exceptions, each Support Agreement also contains, for each Specified Shareholder which is a “Representative” (as that term is defined in the Arrangement Agreement) of either the Company or Alithya, prohibitions applicable to such Specified Shareholder that are consistent with the non-solicitation provisions of the Arrangement Agreement described above. Pursuant to each Support Agreement, the Specified Shareholder party thereto is also restricted, subject to certain exceptions, from selling or transferring the shares of the Company or Alithya now beneficially owned by such Specified Shareholder.

Except in certain instances, each Support Agreement will terminate upon the earliest to occur of (i) the consummation of the Arrangement, (ii) the termination of the Arrangement Agreement in accordance with its terms, (iii) a material breach by the Company or Alithya, as appropriate, of its representations, warranties and covenants in the Arrangement Agreement, and (iv) with respect to each Specified Shareholder, the entry into, without the prior written consent of such Shareholder, of any amendment of the Arrangement Agreement or other document providing for any decrease in or change in composition of the consideration to which such Shareholder will be entitled to receive under the Arrangement Agreement, as now in effect, upon completion of the Arrangement.

The foregoing description of each Support Agreement is only a summary, does not purport to be complete, and is subject, and qualified in its entirety by reference, to such Support Agreement. The Support Agreements are filed as Exhibits 10.2 and 10.3 to this report on Form 8-K and are incorporated herein by reference.

* * *

The Arrangement Agreement and the Support Agreements have been filed as exhibits to this report on Form 8-K, and the above descriptions of such Agreements have been included in this report, in order to provide investors with information regarding the terms of the Arrangement Agreement and Support Agreements. They are not intended to provide any other factual information about Alithya, the Company or their respective subsidiaries, affiliates or security holders. The representations, warranties and covenants contained in the Arrangement Agreement and the Support Agreements were made only for purposes of those Agreements and as of specific dates; were solely for the benefit of the respective parties to such Agreements; and may be subject to limitations agreed upon by the parties thereto, including being qualified by confidential disclosures made by each party to the other parties for the purposes of allocating contractual risk between them that differ from those applicable to investors. Investors should be aware that the representations, warranties and covenants contained in such Agreements, or any description thereof contained in this report or elsewhere, may not reflect the actual state of facts or condition of Alithya, the Company or any of their respective subsidiaries, affiliates, businesses or security holders. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Arrangement Agreement and the Support Agreements, which subsequent information may or may not be fully reflected in public disclosures by the Company or Alithya. Accordingly, investors should not rely on the representations and warranties in the Arrangement Agreement and Support Agreements, or on any descriptions thereof contained in this report or elsewhere, as characterizations of the actual state of facts or condition of the Company, Alithya or their respective affiliates and subsidiaries.

Item 7.01	Regulation FD Disclosure.

On March 16, 2018, Alithya and the Company announced through a joint press release that they had entered into the Arrangement Agreement. A copy of that press release is attached hereto as Exhibit 99.1.

Important Information for Shareholders and Other Investors

This Current Report on Form 8-K does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any proxy, vote or approval. The Arrangement will be submitted to the shareholders of each of the Company and Alithya for their consideration. CanCo Parent will also prepare and file with the SEC a registration statement on Form F-4 regarding the Arrangement, which will include a prospectus/proxy statement for the Company’s shareholders jointly prepared by the Company and Alithya. Alithya plans to mail its shareholders a management proxy circular in connection with the Arrangement. The Company, Alithya and CanCo Parent may also file other documents with the SEC from time to time.

INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE PROSPECTUS/PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE ARRANGEMENT.

Shareholders and securityholders may obtain free copies of the prospectus/proxy statement and other documents containing important information about CanCo Parent, the Company and Alithya once such documents are filed with the SEC through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by the Company will be available free of charge on the Company’s website at www.edgewater.com under the tab “Investor Relations” and then through the link titled “SEC Filings” or by contacting the Company by e-mail at ir@edgewater.com, or by phone at (781) 246-3343.

Participants in the Solicitation

The Company, Alithya and CanCo Parent and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of the Company in connection with the Arrangement. Information about the directors and executive officers of the Company is set forth in the proxy statement on Schedule 14A for the Company’s 2017 annual meeting of shareholders, which was filed with the SEC on April 25, 2017. That document can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus/proxy statement and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

This report on Form 8-K contains forward-looking statements which are protected as forward-looking statements under the Private Securities Litigation Reform Act of 1995 that are not limited to historical facts, but reflect the Company’s and Alithya’s current beliefs, expectations or intentions regarding future events. Words such as “may,” “will,” “could,” “should,” “expect,” “plan,” “project,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “pursuant,” “target,” “continue,” and similar expressions are intended to identify such forward-looking statements. The statements in this report that are not historical statements, including statements regarding the expected timetable for completing the Arrangement, benefits and synergies of the Arrangement, costs and other anticipated financial impacts of the Arrangement, the combined company’s plans and objectives, the tax treatment of the Arrangement, future opportunities for the combined company and services, future financial performance and operating results, and any other statements regarding the Company’s and Alithya’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance, are forward-looking statements within the meaning of the federal securities laws. These statements are subject to numerous risks and uncertainties, many of which are beyond the Company’s or Alithya’s control, which could cause actual results to differ materially from the results expressed or implied by the statements.

These risks and uncertainties include, but are not limited to: failure to obtain the required votes of the Company’s or Alithya’s shareholders; the timing to consummate the Arrangement; the conditions to closing of the Arrangement may not be satisfied or that the closing of the Arrangement otherwise does not occur; the risk that a regulatory or court approval that may be required for the Arrangement is not obtained or is obtained subject to conditions that are not anticipated; the diversion of management time on transaction-related issues; the ultimate timing, outcome and results of integrating the operations of the Company and Alithya; the effects of the business combination on the Company and Alithya following the consummation of the Arrangement, including the combined company’s future financial condition, results of operations, strategy and plans; potential adverse reactions or changes to business relationships involving either or both the Company and Alithya resulting from the announcement or completion of the Arrangement; expected synergies and other benefits from the Arrangement and the ability of the combined companies to realize such synergies and other benefits; expectations regarding regulatory approval of the transaction; results of litigation, settlements and investigations; actions by third parties, including governmental agencies; global economic conditions; difficulty in integrating acquisitions; shortages, delays in delivery and interruptions of supply of equipment, supplies and materials; weather; loss of, or reduction in business with, key customers; legal proceedings; ability to effectively identify and enter new markets; governmental regulation; and ability to retain management and field personnel.

Additional information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained from time to time in the Company’s SEC filings. The Company’s filings may be obtained by contacting the Company or the SEC or through the Company’s web site at ir@edgewater.com or through the SEC’s Electronic Data Gathering and Analysis Retrieval System (EDGAR) at http://www.sec.gov.

The foregoing list of risk factors is not exhaustive. These risks, as well as other risks associated with the Arrangement, will be more fully discussed in the prospectus/proxy statement that will be included in the Registration Statement on Form F-4 that will be filed with the SEC in connection with the Arrangement. Each of the Company and Alithya does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Item 9.01	Financial Statements and Exhibits.

Exhibit Number	Description

2.1	Arrangement Agreement among Alithya Group, Inc., 9374-8572 Québec Inc., 9374-8572 Delaware Inc. and the Company dated March 15, 2018*

10.2	Support Agreements dated as of March 15, 2018, among Alithya Group, Inc., the Company and the directors, senior officers and the shareholders of the Company named therein

10.3	Support Agreements dated as of March 15, 2018, among Alithya Group, Inc., the Company and the directors, senior officers and the shareholders of Alithya named therein

99.1	Joint press release dated March 16, 2018

*	Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company hereby undertakes to furnish supplementally copies of any of the omitted schedules upon request by the U.S. Securities and Exchange Commission; provided, however, that the Company may request confidential treatment pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, for any schedules so furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 16, 2018

Edgewater Technology, Inc.

By:	/s/ Jeffrey L. Rutherford
Name:	Jeffrey L. Rutherford
Title:	Chairman, Interim President and Interim Chief Executive Officer
(Principal Executive Officer)

EXHIBIT INDEX

Exhibit Number	Description

2.1	Arrangement Agreement among Alithya Group, Inc., 9374-8572 Québec Inc., 9374-8572 Delaware Inc. and the Company dated March 15, 2018*

10.2	Support Agreements dated as of March 15, 2018, among Alithya Group, Inc., the Company and the directors, senior officers and the shareholders of the Company named therein

10.3	Support Agreements dated as of March 15, 2018, among Alithya Group, Inc., the Company and the directors, senior officers and the shareholders of Alithya named therein

99.1	Joint press release dated March 16, 2018

*	Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company hereby undertakes to furnish supplementally copies of any of the omitted schedules upon request by the U.S. Securities and Exchange Commission; provided, however, that the Company may request confidential treatment pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, for any schedules so furnished.